SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

February 24, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

February 24, 2003

 Symbol: TSX-VE: KGI

NEWS RELEASE

NEW ZONE INTERSECTED

Kirkland Lake Gold is pleased to announce that it has intersected significant high-grade mineralization in a new zone 500 feet away from any previous drilling. Hole 38-181 has intersected 1.73 ounces of gold per ton over 8.9 feet (8.9 feet true width (“TW”)) approximately 300 feet above the 38 Level- the top level of the mine. Abundant visible gold plus tellurides were visible in quartz veining. While most ore zone structures in the Kirkland Lake Camp are east-west striking, this zone is north-south striking (see figure #1 - attached plan view). For this reason, the attached mine longitudinal section (see figure #2) is only provided to view the intercept relative to the existing workings (i.e. this is a compressed view of the new zone).

Kirkland Lake Gold has been drilling from 38 level to test the primary host structures at Macassa Mine – the ’04 Break, and the South Zone. Both are steeply dipping and 80 to 100 feet apart from one another. The drilling carried out to date had successfully delineated ore on both zones, up to 570 feet above the level, with the ore being open above that for 3500 feet to surface (see news releases dated September 11th, 2002, November 13th, 2002 and February 13th, 2003).

The discovery hole for this new zone, 38-181, was drilled to test south of the ’04-Main Break system, which has been the host for most of the ore mined to date in the Kirkland Lake Camp. In the past, virtually no exploration has taken place to the south in search of parallel, camp-wide structures. There had been previous drilling 1000 feet to 1300 feet down-dip from this intersection that had returned results on a north-south vein system such as 0.11 ounces of gold per ton over 15.2 feet (8.0 feet TW) and 0.10 ounces of gold per ton over 28.0 feet (14.2 feet TW). The attached section (see figure #3) is oriented perpendicular to the zone.

The host rock in the area of previous drilling was conglomerate, while the high-grade  intersection is located in a package of tuffs and porphyry. It has been thought that these latter host rocks are much preferred for ore-grade mineralization. The new intersection is located 500 feet to the south of the ’04 Break. Historically, ore-bearing structures in Kirkland Lake are laterally very extensive (1000 feet to 20,000 feet). Based on existing drilling, this new zone is mineralized for 1300 feet down-dip by 800 feet on strike, and open in all directions.

The reserves and resources identified to date along the ’04 Break and the South Zone when combined with this new zone could be accessed from a new level, 3400-foot level. A decision on excavating this new level would be greatly enhanced with the potential of a new zone above the 38 Level.  A second new level, 3000 foot level, could also be excavated from the #3 shaft, if warranted. Follow-up drilling will take place using the two electric drills operating from existing drill set-ups on 38 level.

“The results from hole 38-181 represent the best underground geologic results received to date”, said Brian Hinchcliffe, company President.  “Not only was this intercept in a new mineralized zone, it is the highest grade over an eight foot width we have drilled to date, with very exciting blue sky exploration and production potential.”

“If this is any indication of the potential to be found to the south – and north – of the Camp, future exploration should be quite exciting.” said Mike Sutton, Chief Geologist.

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
38-181	“D”	395.6	404.5	+42	106	1.73/8.9’=8.9’TW VG+TELL

T.W.= True Width  V.G.=Visible Gold  TELL=Tellurides CUT= cut to 3.50 oz./ton

The results of Kirkland Lake Gold’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by Kirkland Lake Gold's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

Kirkland Lake Gold has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis. The other half of the core is retained for future assay verification. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

Kirkland Lake Gold’s properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  A copy of the report has been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

The TSX Venture Exchange has not reviewed and

does not accept responsibility for the adequacy or accuracy of this news release.

3 Shaft
OPEN
38 - 181
1.73 / 8.9' TW
OPEN
OPEN
OPEN
OPEN
OPEN
OPEN
OPEN
3825' L
38-26
42-442
42-439
42-446
42-445
42-449
42-440
42-414
42-441
4730.30 BRS
4728.30 BRS
4720.30 BRS
-4000' ELEVATION
-4250' LEVEL
-5,000' ELEV

Figure # 2
Longitudinal Section View
'04 Break, Looking North
(skewed view of new zone)
o Recent KGI Drilling
600 feet

KIRKLAND LAKE GOLD INC
COMPOSITE SECTION VIEW (1,000')
NEW HIGH GRADE INTERSECTION
38 - 181
1.73 / 8.9' TW
'O4 BREAK
42-439
0.11/15.2'
(8.0 T.W.)
42-440
0.10/28.0' (14.2' T.W.)
100S
200S
300S
400S
500S
600S
700S
800S
900S
1000S
1100S
-3500EL
-3600EL
-3700EL
-3800EL
-3900EL
-4000EL
-4100EL
-4400EL

FIGURE # 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	February 24, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer